SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  FORM N-18F-1



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                                 USALLIANZ FUNDS
                           (Exact Name of Registrant)


NOTIFICATION OF ELECTION

              The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

              Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 27th day of October, 1999.

                                    USALLIANZ FUNDS



                                    By:/s/ Charles Booth
                                       Charles Booth
                                       Attorney-in-Fact for
                                       David P. Marks, President and Trustee
ATTEST:



By:/s/ Paige C. Hodgin
   Paige C. Hodgin
   Assistant Secretary